UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes ☐	No ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Höegh LNG Partners LP (the “Partnership”) is filing as Exhibit 4.1 to this Report on Form 6-K an Indemnification Agreement, dated September 27, 2017, among the Partnership, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd. The Partnership is filing as Exhibit 12.1 to this Report on Form 6-K a Computation of Ratio of Earnings to Fixed Charges, which includes the calculation of its historical ratio of earnings to fixed charges for the years ended December 31, 2016, 2015, 2014 and 2013 and the six months ended June 30, 2017.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
4.1	Indemnification Agreement, dated September 27, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd.
12.1	Computation of Ratio of Earnings to Fixed Charges

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213781) OF THE REGISTRANT ORIGINALLY FILED WITH THE SEC ON SEPTEMBER 26, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: September 28, 2017

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer

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